SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 25, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1) The Press Release issued on November 25, 2009.

PRESS RELEASE	Amsterdam, 25 November 2009
ING rights issue: provisional ADS Record Date 27 November ‘09
According to a public notice filed with the New York Stock Exchange on 17 November 2009, a provisional record date was set at 27 November 2009. Due to the standard three day settlement period at the New York Stock Exchange, ING’s ADSs effectively began trading provisionally ex-rights on 24 November 2009. These dates are provisional, pending approval from shareholders at the Extraordinary Shareholders meeting today and a final decision by the board of ING.
Depositary receipts of shares traded on Euronext Amsterdam will continue to trade cum-rights until after shareholder approval is received, the final decision is taken and the rights issue terms and conditions and a definitive timetable are announced.

Press enquiries		Investor enquiries
Frans Middendorff	Raymond Vermeulen	ING Group Investor Relations
+31 20 541 6516	+31 20 541 5682	+31 20 541 5460
Frans.Middendorff@ing.com	Raymond.Vermeulen@ing.com	Investorrelations@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin issue banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to righting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (xi) conclusions with regard to purchase accounting assumptions and methodologies, (xii) ING’s ability to achieve projected operational synergies and (xiii) the implementation of ING’s restructuring plan to separate banking and insurance operations. ING assumes no obligation to update any forward-looking information contained in this document.
Notice to U.S. Persons
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. If and when the rights issue is launched, ING will arrange to send you the prospectus it expects to file with the Securities and Exchange Commission if you request it by writing to ING Group Investor Relations, Location code IH 07.362, P.O. Box 810, 1000 AV Amsterdam or by calling +31 20 541 5460.
United Kingdom
This communication is directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (III) who fall within article 49(2)(A) to (D) (“high net worth companies, unincorporated associations etc.”) of the Order (all such persons together being referred to as “Relevant Persons”). Any person who is not a Relevant Person must not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ J. Wolvius
J. Wolvius
General Manager Capital Management

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 25, 2009